BiOTECH HOLDINGS LTD.

#160- 3751 Shell Road

Richmond, British Columbia

V6X 2W2

Phone: (604) 295-1119

Toll Free: (888) 216-1111

Fax: (604) 295-1110

25 April, 2006

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.

20549

Attention: Amy C Bruckner, Staff Accountant, Division of Corporation Finance

Dear Ms. Bruckner:

Re: Your review comments - Form 20-F for the fiscal
year ended March 31, 2005

File Number 0-29108

Further to our conversation of today, I have attached a response to the queries which resulted from our reply to your initial review comments.

We trust that these responses will satisfy your queries but understand that these responses may raise additional comments to which we will promptly respond.

Yours truly,

/s/ LORNE BROWN

LORNE BROWN,

Chief FINANCIAL Officer

Biotech Holdings Ltd.

Form 20-F - March 31, 2005

  Smith Rothe

  As discussed, on March 31, 2005, after eliminating inter-company transactions, Smith Rothe had total assets of $26,300 and total liabilities of $29,900. Smith Rothe was fully consolidated in the March 31, 2005 financial statements of Biotech Holdings Ltd. There is no minority interest reflected in the financial statements because Smith Rothe had a $3,600 shareholder deficit on March 31, 2005. It is our understanding that under both Canadian and US GAAP, a negative minority interest should not be recognized in the consolidated financial statements. Minority Interest will be recognized once Smith Rothe is in a surplus position.

  The Early Extinguishment of Debt

During the year ended March 31, 2004, the Company settled debt through Common and Preference share warrants and by a Common Share private placement. The shares issued are summarized as follows:

	Number of
	Shares	Value

Common Shares issued
For debt settlement
by private placement	973,199	$ 206,387
by warrants exercised	9,000,000	1,350,000

Total Common Shares	9,973,199	$ 1,556,387

Preference Shares issued
For debt settlement
by warrants exercised	13,806,907	$ 1,380,691

The journal entry for these transactions was as follows:

Dr. Notes Payable	$ 2,937,078
Cr. Common Shares		$ 1,556,387
Cr. Preference Shares		$ 1,380,691

Under US GAAP, the Company would have recorded in 2004 a loss totaling $2,640,760 on the early extinguishment of debt. Canadian GAAP did not recognize this loss. The amount was determined using the Black Scholes pricing model.

The $2,640,760 loss under US GAAP would have been offset with a credit to Share Capital. Therefore the Shareholders^ deficiency would not be affected by this expense.